Issuer Free Writing Prospectus, dated August 7, 2014
Filed Pursuant to Rule 433 under the Securities Act of 1933
Supplementing the Preliminary Prospectus Supplement dated August 7, 2014
Registration Statement No. 333-182824

Final Terms and Conditions

Issuer:	HCP, Inc.
Title of Securities:	3.875% Senior Notes due 2024
Anticipated Ratings:(1)	Baa1/BBB+/BBB+ (Moody’s/S&P/Fitch)
Size:	$800,000,000
Maturity Date:	August 15, 2024
Interest Payment Dates:	February 15 and August 15, commencing February 15, 2015
Trade Date:	August 7, 2014
Settlement Date:	August 14, 2014 (T+5)
Benchmark Treasury:	2.50% due May 15, 2024
Benchmark Treasury Price/Yield:	100-22 / 2.420%
Spread to Benchmark Treasury:	150 basis points
Yield to Maturity:	3.920%
Coupon:	3.875% per year accruing from August 14, 2014
Price to Public:	99.630%, plus accrued interest, if any
Make-Whole Call:	+25 basis points; however, at par on and after May 17, 2024 (the “Par Call Date”)
Use of Proceeds:

The Issuer intends to use the net proceeds from this offering together with cash on hand to repay the amount outstanding under its revolving line of credit, which was $300 million as of August 6, 2014. Such borrowings were principally used to (a) fund a portion of the recent acquisitions disclosed in the Issuer’s Quarterly Report for the quarter ended June 30, 2014, and (b) repay an aggregate of $87 million of the Issuer’s medium-term notes, which matured on June 15, 2014 and carried interest rates per annum of either 6.0% or LIBOR plus 0.90%. The Issuer intends to use the additional net proceeds raised in this offering for general corporate purposes, which may include the funding of a portion of the Issuer’s anticipated $334 million cash contribution to the previously announced strategic joint venture with Brookdale

(1)  A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Senior Living Inc., as described in the Issuer’s Current Report on Form 8-K filed on April 25, 2014, or other future acquisitions, investments or repayment of indebtedness.
Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC UBS Securities LLC
Senior Co-Managers

BB&T Capital Markets, a division of BB&T Securities, LLC

BNY Mellon Capital Markets, LLC

KeyBanc Capital Markets Inc.

Mitsubishi UFJ Securities (USA), Inc.

PNC Capital Markets LLC

Regions Securities LLC

Scotia Capital (USA) Inc.

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

CUSIP / ISIN:	40414L AL3 / US40414LAL36

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 800-294-1322, Barclays Capital Inc. toll-free at 1-888-603-5847, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or UBS Securities LLC toll-free at 1-877-827-6444, ext. 561 3884.